UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER 000-24024

FORM 12b-25	CUSIP NUMBER 92327R 10 3
NOTIFICATION OF LATE FILING

(Check One):    Form 10-K [  ]    Form 20-F [  ]    Form 11-K [  ]    Form 10-Q [ X ]    Form N-SAR [  ]

For Period Ended: September 30, 2008

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________

PART I—REGISTRANT INFORMATION Venture Financial Group, Inc. Full Name of Registrant Former Name if Applicable

1495 Wilmington Drive
Address of Principal Executive Office (Street and Number)

DuPont, Washington 98327 City, State, and Zip Code PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has beenattached if applicable.

PART III—NARRATIVE

Under SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company is required to perform annual and periodic goodwill impairment analysis. The recent adverse changes in business climate, reduced earnings and decrease in the market prices for financial service industry stocks has required the Company to perform an interim goodwill impairment analysis and determine the extent to which goodwill may be impaired, which could not be completed without unreasonable effort or expense within sufficient time to permit filing of our Form 10-Q by November 14, 2008.

PART IV–OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sandra L. Sager	253	441-4001
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
[ X ] Yest [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                                                                      [ X ] Yest  [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting significantly lower revenues and a large loss in the quarter primarily as a result of a previously announced impairment charge related to ownership of Fannie Mae and Freddie Mac preferred stock as well as, pending resolution of the matters discussed above, a possible goodwill impairment charge. As previously reported on the Company’s Form 8-K filed September 12, 2008, the Company owned preferred shares of Freddie Mac and Fannie Mae. The Company’s best reasonable estimate is that the decrease in net income for the three months and nine months ended September 30, 2008, compared to prior periods, is primarily attributable to a third quarter $40.1 million pre-tax other-than-temporary impairment charge on Fannie Mae and Freddie Mac preferred shares, which resulted from the U.S. Government placing Fannie Mae and Freddie Mac into conservatorship. The market value of the Company’s holdings declined following the federal government takeover, which included the elimination of dividends on the preferred shares held. The Company estimates that the other-than-temporary impairment charge on the Fannie Mae and Freddie Mac preferred stock caused non-interest expense to increase by $40.1 million, pre-tax and net income to decrease by $26.1 million, net-of-tax.

VENTURE FINANCIAL GROUP, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2008	By	/s/ Sandra L. Sager
Sandra L. Sager, Chief Financial Officer